Exhibit 11 - Statement Regarding  Computation of Earnings Per Share

                                 Three Months Ended     Nine Months Ended
                                     September 30,        September 30,
                                 1997        1996       1997       1996
                               (dollars in millions, except per share data
                                         and shares in thousands)
Primary:

Average common shares
  outstanding                    75,724      74,495     75,086     74,345
Net effect of dilutive
  stock options - based
  on the treasury stock
  method using average
  market price                    1,121         594        984        757

  Total                          76,845      75,089     76,070     75,102

Net Income                       $ 56.6      $ 13.9     $130.5     $ 83.0
Dividends on convertible
  preferred stock                   1.1         1.0        3.3        3.2
Net income applicable to
  common shares                  $ 55.5      $ 12.9     $127.2     $ 79.8

Net income per common share      $ 0.72      $ 0.17     $ 1.67     $ 1.06

Fully Diluted:

Average common shares
  outstanding                    75,724      74,495     75,086     74,345
Net effect of dilutive
  stock options - based
  on the treasury stock
  method using the
  period-end market price,
  if higher than average
  market price                    1,121         796      1,088        880
Assumed conversion of 5%
  cumulative preferred
  stock                           3,319       3,320      3,319      3,320

  Total                          80,164      78,611     79,493     78,545

Net income                       $ 56.6        13.9     $130.5     $ 83.0

Net income per common share      $ 0.71      $ 0.17     $ 1.64     $ 1.06